UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022 (Report No. 3)

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St.

Ra’anana, Israel, 4366517

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On May 10, 2022, Rail Vision Ltd. (the “Company”) filed its Amended and Restated Proxy Statement (the “Proxy Statement”) for its Annual and Extraordinary General Meeting of Shareholders to take place on June 5, 2022. Proposal No. 2 of the Proxy Statement included disclosure of certain fees billed by the Company’s independent registered public accounting firm which contained a typographical error. The Company hereby amends the Proxy Statement by providing the following table which includes the corrected information regarding fees paid or to be paid by the Company to Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2021, and 2020:

	Year Ended December 31,
	2021	2020
(USD in thousands)
Audit fees (1)	120	255
Audit-related fees (2)	-	71
Tax fees (3)	6	-
All other fees	-	-

Total	126	326

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Audit-related fees consist of services in connection with our Initial Public Offering.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: May 12, 2022	By:	/s/ Ofer Naveh
Ofer Naveh
Chief Financial Officer